Exhibit 14

CODE OF ETHICS FOR FIRST RESPONDER PRODUCTS, INC.

Because First Responder Products, Inc. (sometimes referred to herein as the "Company") participates in competitive bidding activities and provides products to various federal, state and local governments, as well as providing limited product lines to the general public, in the areas of homeland security and emergency preparedness, it is essential that the Company’s directors, officers and employees maintain the highest standards of business ethics and integrity and comply with all applicable federal, state, county, municipal and other laws, regulations, and guidelines in the conduct of Company business. Therefore, the directors of the Company hereby adopt this Code of Ethics, effective January 15, 2008.

Failure by an employee to comply with this Code of Ethics will result in appropriate disciplinary action, which may include termination of employment. Failure by a director to comply with this Code of Ethics will result in appropriate action by the other Board members to protect the interests of the public and the Company’s shareholders. Unless the context requires otherwise, all references to “employees” in this Code of Ethics shall also refer to officers of the Company.

COMPLIANCE WITH ETHICAL STANDARDS

Directors, officers, employees and consultants of the Company should always deal in an honest, fair way with all of our customers, suppliers, competitors, and with fellow employees. Don’t make a false, misleading, or deceptive statement about any product, and don’t omit material information that a customer or supplier needs to know.  It should go without saying that you should never take, use, or sell (for personal gain) any of the Company’s inventory, products or assets.  Treat your fellow employees with respect, which includes refraining from insulting or profane language in the workplace.

EQUAL EMPLOYMENT OPPORTUNITY

We are an equal opportunity employer and we do not discriminate on the basis of an employee’s race, religion, sex, national origin, age, sexual orientation or disabled veteran status.

COMPLIANCE WITH LAWS AND REGULATIONS

We are a public company and we are required to file periodic reports with various state and federal agencies.  All employees should be aware that many of our customers, as government employees, are prohibited from accepting gifts, gratuities, payments or other incentives to our customers, even gifts of token value. The only exception to this rule is that the Company sometimes donates products to agencies such as fire departments which are holding fund-raising activities; in those instances, the donation is at the request of the agency and all information regarding the donation is made public immediately.  Gifts can also include entertainment, including purchasing meals, giving a customer tickets to a sporting event, or paying for travel expenses.

Employees, officers and directors must never give any type of gift or compensation directly or indirectly to any domestic or foreign government official, because this may be misinterpreted to be an effort to obtain or retain business for the Company or to obtain special treatment in connection with a business transaction.  You must never offer, or take, a kickback, bribe, or other payment to or from any person, including but not limited to our customers, suppliers, or channel partners.  Remember, improper payments may not be cash; they include all forms of personal gain, from accepting basketball tickets to non-monetary gifts.

Making or receiving payments in the form of bribes, kickbacks or payoffs to or from government officials, customers, suppliers or others with whom the Company does business is strictly prohibited. Any such payments are improper, whether made or received directly or indirectly. In addition, any arrangements, which aid or abet another party in making or receiving such a payment, are improper. Improper payments need not be in the form of money. They may include non-monetary gifts or the provision of services.

Our competitive bidding activities often require us to prepare bidding documents under penalty of perjury in which we are required to make representations that we are not engaged in prohibited conduct, such as bid rigging.  Never, under any circumstances, should an employee prepare a bid package that he believes contains false or misleading information, nor should you ever make any agreement about product pricing or bidding with any competitor, for any reason.  In addition to disciplinary action by the Company, engaging in this type of activity could subject you to criminal prosecution.

You should avoid any type of business dealing that may create a conflict of interest. That means you should avoid business dealings or situations that affect your independent judgment or put you in a position where your personal interests conflict with the Company’s interests.

YOU MUST BE AWARE OF, AND COMPLY WITH, EXPORT CONTROLS

We work closely to clear all potential overseas sales with the Arizona U.S. Export Assistance Center, U.S. Commercial Service, U.S. Department of Commerce, to ensure that we adhere to the export control laws. Failure to abide by these laws can result in penalties, fines, imprisonment, or loss of our exporting privileges. In the event any employee has a question about exporting a product, or about dealing with a foreign customer, contact the Company’s Chief Operating Officer, who also acts as the Company’s compliance officer, for advice.

Always be aware that, because we participate in ecommerce, we must always be on guard against potential domestic and international credit card scams and fraud. Although we have various protective systems in place, computer hackers are constantly attempting to breach ecommerce security systems. If you become aware of, or have reason to believe there has been, a violation of any law, rule or regulation by the Company, or by one of our customers or suppliers, you should promptly notify your supervisor or the Company’s corporate counsel.  We will never discriminate against an employee who makes a good faith report of any potential violation.